Exhibit 99.3

Omega Healthcare Investors, Inc.

Offer For All Outstanding

7½% Senior Notes due 2020

in exchange for

7½% Senior Notes due 2020
which have been registered under the
Securities Act of 1933

The exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we extend the offer. Tenders may be withdrawn at any time prior to the expiration of the exchange offer.

To Securities Dealers, Brokers, Commercial Banks, Trust Companies and Other Nominees:

 Omega Healthcare Investors, Inc., a Maryland corporation, or Omega, is offering to exchange an aggregate principal amount of up to $200,000,000 of its 7½% Senior Notes due 2020, referred to as the exchange notes, for a like principal amount of its 7½% Senior Notes due 2020, referred to as the initial notes, upon the terms and subject to the conditions set forth in the prospectus dated             , 2010 and in the related letter of transmittal and the instructions thereto.

 Enclosed herewith are copies of the following documents:

 1. The prospectus.

 2. The letter of transmittal for your use and for the information of your clients, including a substitute Internal Revenue Service Form W-9 for collection of information relating to backup federal income tax withholding.

 3. A notice of guaranteed delivery to be used to accept the exchange offer with respect to initial notes in certificated form or initial notes accepted for clearance through the facilities of The Depository Trust Company, or DTC, if (i) certificates for initial notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date or (ii) a book-entry transfer cannot be completed on a timely basis.

 4. A form of letter which may be sent to your clients for whose account you hold the initial notes in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the exchange offer.

 5. Return envelopes addressed to U.S. Bank National Association, the exchange agent for the exchange offer.

Please note that the exchange offer will expire at 5:00 p.m., New York City time, on               , 2010, unless extended. We urge you to contact your clients as promptly as possible.

 Omega has not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of the initial notes pursuant to the exchange offer. You will be reimbursed by Omega for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients and for handling or tendering for your clients.

 Additional copies of the enclosed materials may be obtained by contacting the exchange agent as provided in the enclosed letter of transmittal.

Very truly yours,

OMEGA HEALTHCARE INVESTORS, INC.

 Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF OMEGA OR THE EXCHANGE AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE EXCHANGE OFFER OTHER THAN THOSE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH.

The exchange offer is not being made to, and the tender of initial notes will not be accepted from or on behalf of, holders in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of such jurisdiction.

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